December 31, 2007

Mr. Jianhua Wu
President and Chief Executive Officer
China Wind Systems, Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City

Re: **China Wind Systems, Inc.**
      Schedule 14C Information Statement
      Registration No. 33-16335
      Filed on December 21, 2007

Dear Mr. Wu:

      This is to advise you that we have performed a limited review of the above registration statement and have the following comment. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

General

1.   We note that completion of the Fulland acquisition (discussed on page 8) was conditioned upon the sale of the 3% convertible subordinated notes and that the Restated Certificate is necessary to complete sale of the notes. Accordingly, please tell us whether the additional securities authorized by the Restated Certificate are necessary to complete the Fulland acquisition. If so, and if your security holders did not have a separate opportunity to vote on the Fulland acquisition, please revise your information statement to include the disclosure required by Items 11, 13, and 14 of Schedule 14A, or tell us why you believe this information is not applicable. Refer to Note A to Schedule 14A and Item 1 of Schedule 14C.

Our Restated Certificate of Incorporation, page 4

2.   In the second full paragraph you state that you intend to file the Restated Certificate "not later than three business days after the information statement is mailed to stockholders." Filing the certificate within three days violates the twenty day requirement in Exchange Act Rule 14c-2(b) and is inconsistent with your disclosure on page 7. Please revise.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Byron N. Cooper at (202) 551-3473 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director